Exhibit (h)(14)(iii)

December 18, 2008

Each of the Borrowers listed

    on Appendix I hereto

One Financial Center

Mail Stop: MA5-516-03-01

Boston, Massachusetts 02111

Attention: Michael Clarke

RE:	3rd Amendment to Loan Agreement

Ladies and Gentlemen:

State Street Bank and Trust Company (the “Bank”) has made available to Columbia Funds Series Trust (the “Borrower”), acting on behalf of its fund series as the case may be (any series, a “Fund”) as described on Appendix I attached to the Existing Loan Agreement, a $200,000,000 unsecured uncommitted line of credit (the “Uncommitted Line”) as described in a letter agreement dated December 27, 2007, by and between the Borrower and the Bank (as amended prior to the date hereof, the “Existing Loan Agreement” and the Existing Loan, as further amended hereby, the “Loan Agreement”). The obligations of the Borrower arising under the Uncommitted Line are evidenced by a promissory note in the original principal amount of $200,000,000 dated December 27, 2007 executed by the Borrower in favor of the Bank (the “Note”). Any capitalized term not otherwise defined herein shall have the same meanings as set forth in the Loan Agreement.

The Borrower has requested, and the Bank has agreed, to extend the Uncommitted Line for an additional period and make other changes as set forth below. Therefore, for good and valuable consideration, the receipt of which is hereby acknowledged, the Borrower, on behalf of the Funds, and the Bank hereby agree as follows:

I.	Amendments to Existing Loan Agreement

1. Section I(1) of the Loan Agreement is hereby amended by deleting the first sentence in its entirety and substituting the following therefor: “The Uncommitted Line shall expire on December 16, 2009 (the “Expiration Date”), unless extended in the discretion of the Bank or, with respect to any Fund, terminated by a Borrower on behalf of such Fund as provided herein.”

2. Section I(4) of the Loan Agreement is hereby amended by deleting the first sentence in its entirety and substituting the following therefor: “Principal on each outstanding Loan shall bear interest at a variable rate per annum equal to the Overnight Rate plus 0.75%.”

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3. Section II(16) of the Loan Agreement is hereby amended by adding the following new definitions thereto in correct alphabetical order:

“LIBOR Business Day” shall mean any Business Day on which commercial banks are open for international business (including dealings in United States dollar deposits) in London.

“Overnight LIBOR Rate” shall mean, for any day, the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Bank from time to time) at approximately 11:00 a.m., London time, on such day for Dollar deposits (for delivery on such day) with a term equivalent to one day.

“Overnight Rate” shall mean, as of any day, the higher of (a) the Federal Funds Rate as in effect on that day and (b) the Overnight LIBOR Rate as in effect on that day.

II.	Miscellaneous

1. Other than as amended hereby, all terms and conditions of the Loan Agreement and all related documents are ratified and affirmed as of the date hereof in order to give effect to the terms hereof.

2. The Borrower, for itself and on behalf of its Funds, represents and warrants to the Bank as follows: (a) after giving effect to the terms hereof, no Default or Event of Default has occurred and is continuing on the date hereof under the Loan Documents; (b) each of the Borrower’s representations and warranties contained in Section II(2) of the Loan Agreement is true and correct in all material respects on and as of the date of this letter agreement; (c) the execution, delivery and performance of this letter agreement and the Loan Documents, as amended hereby: (i) are, and will be, within the Borrower’s power and authority, (ii) have been authorized by all necessary proceedings, (iii) do not, and will not, require any consents or approvals including from any governmental authority other than those which have been received, (iv) will not contravene any provision of, or exceed any limitation contained in, the Declaration of Trust or by-laws of the Borrower or any law, rule or regulation applicable to the Borrower or Fund, (v) do not constitute a default under any other agreement, order or undertaking binding on the Borrower or Fund, and (vi) do not require the consent or approval of any other party other than for those consents and approvals which have been received; and (d) assuming due authorization, execution and delivery by the Bank, each of the Loan Documents, as amended hereby, constitutes the legal, valid, binding and enforceable obligation of the Borrower, on behalf of each of its Funds, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

3. Upon receipt of a fully executed copy of this letter agreement and such other documents or instruments as the Bank may reasonably request, this letter agreement shall be deemed to be an instrument under seal and an amendment to the Loan Agreement to be governed by the laws of The Commonwealth of Massachusetts.

4. The Declaration of Trust of Columbia Funds Series Trust has been provided to the Bank, and notice is hereby given that this instrument is executed by the officers of the Borrower as an officer and not individually and that the obligations of this instrument are not binding upon any of the Trustees, officers or shareholders of the Borrower individually but are binding only upon the assets and property of the Borrower.

5. This letter agreement may be executed in counterparts each of which shall be deemed to be an original document.

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If the foregoing is acceptable to you, please have an authorized officer of each of the Borrowers execute this letter agreement below where indicated and return the same to the undersigned.

Very truly yours,

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Christopher Ducar
Christopher Ducar, Vice President

Acknowledged and Accepted:

COLUMBIA FUNDS SERIES TRUST,

on behalf of its fund series as listed in Appendix I

attached hereto

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Deputy Treasurer

APPENDIX I

List of Borrowers and Funds

COLUMBIA FUNDS SERIES TRUST, on behalf of:

Columbia California Tax-Exempt Reserves

Columbia Cash Reserves

Columbia Connecticut Municipal Reserves

Columbia Daily Cash Reserves

Columbia Government Reserves

Columbia Government Plus Reserves

Columbia Massachusetts Municipal Reserves

Columbia Money Market Reserves

Columbia Municipal Reserves

Columbia New York Tax-Exempt Reserves

Columbia Tax-Exempt Reserves

Columbia Treasury Reserves

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